UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CAPITAL FINANCIAL HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share
(Title of Class of Securities)

140144-10-6
(CUSIP Number)

Gordon D. Dihle
Corporate Legal, LLC
6041 South Syracuse Way, Suite 305
Greenwood Village, CO 80111
(303) 874-3175
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

March 29, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the  subject of this Schedule  13D,  and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall  not be deemed to be "filed" for the purpose of Section 18 of  the Securities  Exchange Act of 1934 ("Act") or  otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.

Page 1 of 5 Pages
SCHEDULE 13D

CUSIP No.  140144-10-6

1    Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).
Gordon D. Dihle
_________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group (See Instructions)
a. [ ]
b. [ ]
_________________________________________________________________________
3    SEC Use Only
_________________________________________________________________________
4    Source of Funds (See Instructions)
PF
_________________________________________________________________________
5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
_________________________________________________________________________
6    Citizenship or Place of Organization
United States
_________________________________________________________________________
7           SOLE VOTING POWER
NUMBER OF                   938,954
SHARES
BENEFICIALLY
OWNED BY        8           SHARED VOTING POWER
EACH                        0
REPORTING
PERSON
WITH            9           SOLE DISPOSITIVE POWER
       938,954

10          SHARED DISPOSITIVE POWER
       0
_________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person
938,954
_________________________________________________________________________
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [  ]
_________________________________________________________________________
13   Percent of Class Represented By Amount in Row (11)
6.5%
_________________________________________________________________________
14   Type of Reporting Person (See Instructions)
IN
_________________________________________________________________________

Page 2 of 5 Pages
SCHEDULE 13D

CUSIP No.  140144-10-6

Item 1.  Security and Issuer

This statement on Schedule 13D (the Statement) is related to shares of common stock, $0.0001 par value per share, of Capital Financial Holdings, Inc. (the Company), a North Dakota corporation.  The principal executive offices of the Company are located at 1 Main Street North, Minot, North Dakota 58703.

Item 2.  Identity and Background

This Statement is filed by Gordon D. Dihle (the Reporting Person). The business address of the Reporting Person is 6041 South Syracuse Way, Suite 305, Greenwood Village, CO 80111.

Gordon Dihle is the President and Chief Executive Officer of Spencer Edwards, Inc., a securities brokerage firm located at 6041 South Syracuse Way, Suite 305, Greenwood Village, CO 80111.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Person has not, during the last five years, been a Party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person used personal funds to acquire all 938,954 shares of the Issuer’s Common Stock on the open market for a per share prices ranging from $0.039 to $0.10 from February 2, 2011 through April 9, 2012.  No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock of the Issuer.

Item 4.  Purpose of Transaction

The Reporting Person acquired the shares of Common Stock of the Issuer as described in Item 3 above for investment purposes.  Depending upon the prevailing market conditions, other investment opportunities available to the Reporting Person, the availability of shares of Common Stock at prices that would make the purchase of additional shares of Common Stock desirable and other investment considerations, the Reporting Person may endeavor to increase his position in the Issuer through the purchase of shares of Common Stock on the open market or in private transactions or

Page 3 of 5 Pages
SCHEDULE 13D

CUSIP No.  140144-10-6

otherwise on such terms and at such times as the Reporting Person may deem advisable.  The Reporting Person reserves the right to dispose of any or all of his shares of Common Stock in the open market or otherwise at any time and from time to time.

The Reporting Person intends to review his investment in the Issuer on a continuing basis and may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the Board of Directors of the Issuer and/or one or more other representatives of the Issuer concerning the business, operations and future plans of the Issuer.

The Reporting Person does not have any present plan or proposal which would relate to or result in:

(a)  The acquisition by any person or additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

Page 4 of 5 Pages
SCHEDULE 13D

CUSIP No.  140144-10-6

(j)  Any action similar to any of those enumerated above.

The Reporting person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

Item 5.  Interest in Securities of the Issuer

(a)  On the filing date of this Schedule 13D, the Reporting person beneficially owned, in the aggregate, 938,954 shares of Common Stock of the Issuer, representing approximately 6.5% of the Issuer’s outstanding shares of Common Stock, based on 14,455,943 shares of Common Stock issued and outstanding as of February 29, 2012, according to the Form 10-K of the Issuer filed with the Securities and Exchange Commission on March 20, 2012.

(b)  The Reporting Person directly owns and has sole voting power and sole dispositive power with respect to all of the shares of Common Stock reported in this Schedule 13D as being beneficially owned by him.

(c)  During the past sixty (60) days, the Reporting Person effected the following transactions in the Common Stock of the Issuer:

On April 3, 2012 5,000 shares were acquired at a price of $0.56 per share for cash consideration of $306.25.

During the past sixty (60) days, the Reporting Person effected the following transactions in the Common Stock of the Issuer through his Rollover 401K IRA Retirement Account:

	No. of
	Shares		Cash
Date	Acquired	Price	Consideration
03/26/12	7,700	$0.052	$ 409.35
03/23/12	25,000	$0.052	$1,308.95
03/12/12	10,000	$0.061	$ 618.95
03/09/12	50,000	$0.061	$3,058.95
03/09/12	26,000	$0.061	$1,594.95
03/09/12	30,000	$0.061	$1,838.95
03/08/12	50,000	$0.063	$3,156.44
03/08/12	19,500	$0.063	$1,231.01
03/08/12	30,500	$0.063	$1,924.22
03/08/12	50,000	$0.063	$3,154.48
03/08/12	19,500	$0.063	$1,230.25
03/08/12	5,500	$0.063	$ 348.20
03/08/12	23,500	$0.063	$1,487.75
03/08/12	1,500	$0.065	$ 97.63
03/08/12	23,500	$0.065	$1,529.60
03/08/12	50,000	$0.065	$3,254.48
03/08/12	25,000	$0.065	$1,627.24
02/24/12	1,000	$0.063	$ 71.95

Page 5 of 5 Pages
SCHEDULE 13D

CUSIP No.  140144-10-6

During the past sixty (60) days, the Reporting Person effected the following transactions in the Common Stock of the Issuer as the sole manager of Antelope Creek Realty, LLC, a pass-through entity:

No. of
Shares		Cash
Date	Acquired	Price	Consideration
03/27/12	82,000	$.039	$3,282.00
03/27/12	65,000	$.040	$2,697.50
03/27/12	15,000	$.040	$ 622.50
03/26/12	50,000	$.051	$2,647.50

All of the acquisitions of the Common Stock of the Issuer detailed above were acquired in open market transactions.

(d)  Except for the Reporting Person, no person is known by the Reporting Person to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially  owned by the Reporting Person.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between himself and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

None.

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 5, 2012

/s/ Gordon D. Dihle
Gordon D. Dihle